[DECHERT LOGO]                                    200 Clarendon Street
                                                  27th Floor
                                                  Boston, MA  02116-5021
                                                  +1  617  728  7100  Main
                                                  +1  617  426  6567  Fax
                                                  www.dechert.com
                                                  ------------------------------

                                                  KENNETH R. EARLEY
                                                  kenneth.earley@dechert.com
                                                  +1  617  728  7139  Direct
                                                  +1  617  275  8374  Fax

December 30, 2008

VIA EDGAR


Mr. Briccio Barrientos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4041

Re:       Forward Funds (the "Registrant")
          File Nos. 033-48940; 811-06722
          Post-Effective Amendment No. 55

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 55 ("PEA 55") to the Registrant's registration statement under the Investment Company Act of 1940 (the "1940 Act").

PEA 55 is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act"), and, as indicated on the facing sheet, will become effective on December 30, 2008. PEA 55 is filed for purposes of updating and completing the Registrant's disclosures in Post-Effective Amendment No. 51 ("PEA 51") to the Registrant's registration statement under the 1940 Act filed on October 17, 2008 on Form N-1A, which was filed for the purpose of updating the Registrant's registration statement to add a new series.

PEA 55 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the "Staff" or the "SEC") on Wednesday, December 3, 2008, completes certain other information, and includes required exhibits. Filed as part of the registration statement are a prospectus and statement of additional information for the A Class, Advisor Class, Investor Class and Institutional Class shares of the series of the Registrant known as the Accessor Frontier Markets Fund (the "Fund"). PEA 55 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of December 3, 2008 to PEA 51, followed by the Registrant's responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant's registration statement.



US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC
EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Hong Kong

[DECHERT LOGO]                           U.S. Securities and Exchange Commission
                                                               December 30, 2008
                                                                          Page 2


PROSPECTUS
----------

1. Comment: The Principal Investment Strategies section provides that the Fund may invest directly in securities of companies with exposure to the returns of Frontier Markets. The Staff is concerned as to what degree of exposure to the returns of Frontier Markets a particular company's security would need in order for the Fund to directly invest in such security. Please clarify the specific criteria used by the Fund to select these direct investments.

         Response: With respect to direct investments by the Fund in securities of companies with exposure to the returns of Frontier Markets, a company will generally be considered to have adequate exposure to a Frontier Markets country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or
         (ii) during the company's most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country.


2. Comment: Please clarify whether the Fund will seek exposure through its investments to countries not contained on the Benchmark.

         Response: As the disclosure in the Principal Investment Strategies section explains, the Fund's actual holdings may deviate from the Benchmark (including in investments located in countries not contained on the Benchmark) due to potential difficulties regarding accessibility in some markets.


3. Comment: The summary of the "Foreign Risk, Frontier Market Risk and Emerging Market Exposure Risk" contained in the Principal Investment Risks section is too brief and only addresses volatility. Please consider including more detail about these principal investment risks in the summary contained in the Principal Investment Risks section.

         Response: The disclosure has been revised to read as follows:

                  FOREIGN RISK, FRONTIER MARKET AND EMERGING MARKET EXPOSURE RISK. Foreign markets, particularly frontier or emerging markets, can be more volatile than the U.S. market due to increased risks of adverse currency, issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market. The Fund or an Underlying Fund may invest in instruments issued by companies or governments of frontier markets and emerging markets. Frontier or emerging market countries may be more likely to experience political turmoil or rapid changes in market or economic conditions

[DECHERT LOGO]                           U.S. Securities and Exchange Commission
                                                               December 30, 2008
                                                                          Page 3


                  than more developed countries. The securities markets of frontier and emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries as has historically been the case. In addition, the financial stability of issuers (including governments) in frontier or emerging market countries may be more precarious than in other countries. As a result, there will tend to be an increased risk of price volatility associated with the Fund's or an Underlying Fund's investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. Dollar. In some countries in which the Fund or an Underlying Fund may invest, the government may limit the amount of investments by foreign persons as well as the types of securities in which they can invest. They may also restrict the repatriation of and or levy taxes on the investment income, capital gains or the proceeds of sales of the Fund's or an Underlying Fund's securities. Frontier countries generally have smaller economies or less developed capital markets than traditional emerging markets and, as a result, the risks of investing in emerging market countries are magnified in frontier countries. Any of these factors may cause the price of the Fund's or an Underlying Fund's shares to decline.


4. Comment: Please move the footnote to the "Shareholder Fees" table to below the "Annual Fund Operating Expenses" table in order to provide for one continuous fee table.

         Response: The requested revision has been made.


5. Comment: Please provide the Staff with a copy of the completed fee table for the Fund prior to filing PEA 55.

         Response: The requested copy of the completed fee table for the Fund was provided to the Staff via email correspondence on December 22, 2008.


6. Comment: High yield corporate debt securities are listed as a principal security type in which the Fund may invest. Please include disclosure in the Principal Investment Strategies section that the Fund may invest in high yield corporate debt securities.

         Response: High yield corporate debt securities are not a principal security type in which the Fund may invest. Accordingly, the reference to high yield corporate debt as a principal security type has been deleted.

[DECHERT LOGO]                           U.S. Securities and Exchange Commission
                                                               December 30, 2008
                                                                          Page 4


7. Comment: Please consider moving the disclosure related to "Bank Industry Concentration Risk" as contained in the Principal Investment Risks and the Principal Risks sections such that it appears earlier in the prospectus.

         Response: The requested revision has been made.


8. Comment: Please clarify the roles of each individual portfolio manager on the portfolio management team with respect to the Fund only. If it desired to include disclosure regarding the roles of each individual portfolio manager with respect to other funds they manage, then make clear that such information is being provided as supplemental information. In addition, please provide each individual portfolio managers length of service with respect to the Fund.

         Response: The disclosure has been revised to read as follows:

                  The portfolio management team responsible for the management of the Frontier Markets Fund is Nathan J. Rowader, Director of Investments, Jim O'Donnell, CFA, President of Forward Asset Management and Chief Administrative Officer of Forward Management, Paul Herber, CFA, Investment Officer, and Justin
                  H. Roberge, Investment Analyst.

                  Mr. Rowader has been with Forward Management since September 1, 2008 as the Director of Investments. Mr. Rowader has co-primary responsibility for the investment decisions and day-to-day management for the Frontier Markets Fund. Prior to joining Forward Management, Mr. Rowader was with Accessor Capital Management from February 2007, as Investment Officer and member of Accessor's Investment Committee; from December 2007, as Senior Investment Officer; and from February 2008 as Chief Investment Officer. Prior to Accessor Capital Management, Mr. Rowader was a Risk Management Analyst at OppenheimerFunds from 2005 to February 2007 and a Fund Analyst at OppenheimerFunds from 2004 to 2005. Prior to the OppenheimerFunds, Mr. Rowader served as a Financial Consultant at Linsco/Private Ledger from 2003 to 2004 and as a Senior Project Manager at WallStreetOnDemand from 1998 to 2003. Mr. Rowader received his MBA with a concentration in Finance from the University of Colorado. Mr. Rowader has managed the Frontier Markets Fund since its inception.

                  Mr. O'Donnell has been with Forward Management since July 2006 as Chief Administrative Officer and as President of Forward Asset Management since May 2008. Mr. O'Donnell has overall responsibility for asset management at

[DECHERT LOGO]                           U.S. Securities and Exchange Commission
                                                               December 30, 2008
                                                                          Page 5


                  Forward Management, including the Frontier Markets Fund. From September 2001 to October 2002 and from February 2004 to May
                  2006, Mr. O'Donnell was an Analyst with Meisenbach Capital, conducting fundamental and financial analysis for a hedge fund portfolio. Between November 2002 and February 2004, Mr. O'Donnell was a consultant with Rainmaker Alliance, consulting with venture capital and start-up firms on financial models, projections and business strategy. From April 1993 to August 2001, Mr. O'Donnell served in various roles for Nicholas-Applegate Capital Management, including Investment Officer and Portfolio Manager responsible for stock selection and financial analysis for large cap, mid cap and small cap portfolios. Mr. O'Donnell is a Chartered Financial Analyst and holds an MBA. Mr. O'Donnell has managed the Frontier Markets Fund since its inception.

                  Mr. Herber has been with Forward Management since September 1, 2008 as an Investment Officer. Mr. Herber has co-primary responsibility for the investment decisions and day-to-day management for the Frontier Markets Fund. Prior to joining Forward Management, Mr. Herber was with Accessor Capital Management since February 2008 as an Investment Officer and member of Accessor's Investment Committee. Prior to Accessor Capital Management, Mr. Herber was a Research Analyst at Wexford Capital Management from February 2006 to January 2008; the owner and operator of Genesis Games and Gizmos from June 2004 to January 2006; and a research associate at Capital International from June 2002 through May 2004. Mr. Herber has been a CFA Charterholder since 2003. Mr. Herber has managed the Frontier Markets Fund since its inception.

                  Mr. Roberge has been with Forward Management since September 1, 2008 as Investment Analyst. Mr. Roberge has responsibility for trading and investment research functions with respect to the Frontier Markets Fund. Prior to joining Forward Management, Mr. Roberge was with Accessor Capital Management since April 2002 as an Operations Associate, from June 2004 to December 2006 as a Junior Investment Analyst, and from December 2006 as an Investment Analyst. Prior to Accessor Capital Management, Mr. Roberge was a Registered Representative at Diversified Financial Concepts from September 2001 to April 2002 and an Operations Associate at Harris Investor Line from March 2000 to September 2001. Mr. Roberge has managed the Frontier Markets Fund since its inception.


STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

9. Comment: With respect to portfolio manager compensation, please include more specific disclosure regarding the compensation structure for the individual portfolio

[DECHERT LOGO]                           U.S. Securities and Exchange Commission
                                                               December 30, 2008
                                                                          Page 6


         managers of the Fund, including: (a) the time period over which portfolio managers are evaluated; (b) whether each portfolio manager's bonus is based on pre- or post-tax performance; and (c) what benchmarks are used in evaluating the performance of individual portfolio managers on the portfolio management team.

         Response: The disclosure has been revised to read as follows:

                  Mr. O'Donnell's compensation consists of a fixed salary and long-term and short-term management incentive programs that are based, in part, on the profitability of Forward Management. To the extent the success of the Fund affects the profitability of Forward Management, it indirectly affects Mr. O'Donnell's compensation.

                  The compensation of Messrs. Rowader, Herber and Roberge includes a fixed salary and a discretionary bonus that is based, in part, on the profitability of Forward Management. To the extent the success of the Fund affects the profitability of Forward Management, it indirectly affects their compensation.

                                      * * *

If you have any questions or further comments, please contact the undersigned at
617.728.7139 or Douglas Dick at 202.261.3305.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

Enclosures

cc:    Judith Rosenberg
       Mary Curran
       Christine Stansbery
       Douglas Dick